                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under The Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          PREMIERE RADIO NETWORKS, INC.
                          -----------------------------
                                (Name of Issuer)

                  (i) Common Stock, par $0.01 value per share;
                  --------------------------------------------
              (ii) Class A Common Stock, par $0.01 value per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                        (i) 740906 20 1; (ii) 740906 10 2
                        ---------------------------------
                                 (CUSIP Number)

                                Harold S. Wrobel
                          Premiere Radio Networks, Inc.
 15260 Ventura Blvd., Suite 500, Los Angeles, CA 91403 Telephone (818) 377-5300
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 1996
                                  -------------
             (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))

                               PAGE 1 OF 34 PAGES

CUSIP NO. 740906 20 1             SCHEDULE 13D                PAGE 2 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TIMOTHY M. KELLY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              49,166 (SEE ITEM 5.I)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.I)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

   OWNED BY                   211,346 (SEE ITEM 5.I)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     211,346 (SEE ITEM 5.I)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D                PAGE 3 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TIMOTHY M. KELLY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              24,583 (SEE ITEM 5.I)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.I)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

   OWNED BY                   105,673 (SEE ITEM 5.I)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,673 (SEE ITEM 5.I)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D                PAGE 4 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     KRAIG T. KITCHIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              69,948 (SEE ITEM 5.II)


   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.II)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

   OWNED BY                   160,160 (SEE ITEM 5.II)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     160,160   (SEE ITEM 5.II)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.5%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D                PAGE 5 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     KRAIG T. KITCHIN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              34,974 (SEE ITEM 5.II)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.II)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  80,080 (SEE ITEM 5.II)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     80,080 (SEE ITEM 5.II)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D                PAGE 6 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STEPHEN C. LEHMAN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              63,000 (SEE ITEM 5.III)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.III)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  733,420 (SEE ITEM 5.III)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     733,420 (SEE ITEM 5.III)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.5%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D                PAGE 7 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     STEPHEN C. LEHMAN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              31,500 (SEE ITEM 5.III)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.III)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  366,710 (SEE ITEM 5.III)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     366,710 (SEE ITEM 5.III)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.1%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D                PAGE 8 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EDWARD A. MANN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              54,742 (SEE ITEM 5.IV)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.IV)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  146,480 (SEE ITEM 5.IV)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     146,480 (SEE ITEM 5.IV)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.1%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D                PAGE 9 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EDWARD A. MANN

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              27,371 (SEE ITEM 5.IV)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.IV)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  73,240 (SEE ITEM 5.IV)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     73,240 (SEE ITEM 5.IV)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D               PAGE 10 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     LOUISE PALANKER

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              80,104 (SEE ITEM 5.V)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.V)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  300,180 (SEE ITEM 5.V)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     300,180 (SEE ITEM 5.V)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.5%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D               PAGE 11 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     LOUISE PALANKER

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/X/
                                                                          (b)/ /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              40,052 (SEE ITEM 5.V)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.V)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  150,090 (SEE ITEM 5.V)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     150,090 (SEE ITEM 5.V)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.7%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D               PAGE 12 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HAROLD S. WROBEL

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              171,569 (SEE ITEM 5.VI)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    1,788,624 (SEE ITEM 5.VI)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  225,567 (SEE ITEM 5.VI)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     225,567 (SEE ITEM 5.VI)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D               PAGE 13 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HAROLD S. WROBEL

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              85,785 (SEE ITEM 5.VI)


   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.VI)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  112,784 (SEE ITEM 5.VI)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
          112,784 (SEE ITEM 5.VI)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.8%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 20 1             SCHEDULE 13D               PAGE 14 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT W. CRAWFORD

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER

                              58,433 (SEE ITEM 5.VII)

   NUMBER OF        8    SHARED VOTING  POWER

    SHARES                    1,788,624 (SEE ITEM 5.VII)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  58,433 (SEE ITEM 5.VII)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     58,433 (SEE ITEM 5.VII)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 740906 10 2             SCHEDULE 13D               PAGE 15 OF 34 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT W. CRAWFORD

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /X/
                                                                         (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      / /

6    CITIZEN OR PLACE OF ORGANIZATION
     UNITED STATES

                    7    SOLE VOTING POWER
                              29,217 (SEE ITEM 5.VII)

   NUMBER OF        8    SHARED VOTING POWER

    SHARES                    894,312 (SEE ITEM 5.VII)

  BENEFICIALLY      9    SOLE DISPOSITIVE POWER

    OWNED BY                  29,217 (SEE ITEM 5.VII)

     EACH           10   SHARED DISPOSITIVE POWER

REPORTING PERSON              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     29,217 (SEE ITEM 5.VII)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13   PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D, dated October 20, 1995, filed by Stephen C. Lehman, Louise Palanker, Timothy M. Kelly, Edward A. Mann, Kraig T. Kitchin, Harold S. Wrobel and Robert W. Crawford (the "Reporting Persons") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Premiere Radio Networks, Inc., a Delaware corporation (the "Issuer"), referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

ITEM 1.   SECURITY ISSUER.

     Item 1 of the Schedule is hereby amended and restated as follows:

     This Schedule relates to the Common Stock and the Class A common stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 15260 Ventura Boulevard, 5th Floor, Los Angeles, California 91403-5339.


ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule is hereby amended by adding the following:

     On January 25, 1996, the Issuer entered into an Exchange Agreement (the "Exchange Agreement") with Stephen C. Lehman, Timothy M. Kelly, Edward A. Mann and Kraig T. Kitchin (collectively, the "Selling Stockholders") pursuant to which the Selling Stockholders agreed to exchange an aggregate of 140,000 shares of Common Stock for an equal number of shares of Class A Common Stock. The Selling Stockholders exchanged the number of shares set forth next to their names: Stephen C. Lehman (50,000), Timothy M. Kelly (35,000), Kraig T. Kitchin (20,000), and Edward A. Mann (35,000). A copy of the Exchange Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

     On January 31, 1996, pursuant to a firm underwritten public offering registered on Form SB-2, as amended (Registration No. 33-99808), the Selling Stockholders sold an aggregate of 140,000 shares of Class A Common Stock along with the 1,360,000 shares of Class A Common Stock sold by the Issuer.

     In addition, the Issuer declared a one-for-two stock dividend (the "Class A Dividend") to all holders of either of Common Stock or Class A Common Stock, payable on April 1, 1996 in shares of Class A Common Stock. The Class A Dividend will be accounted for as a three-for-two stock split.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule is hereby amended and restated as follows:

     Daniel M. Yukelson, the Vice President/Finance and Chief Financial Officer of the Issuer, has advised that there were 3,507,082 shares of Common Stock and 4,003,154 shares of Class A Common Stock outstanding on May 6, 1996.

I.   TIMOTHY M. KELLY

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               211,346 [includes 162,180 shares of Common Stock and 49,166 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 5.9%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 49,166 [does not include 162,180 shares of Common Stock included in the Voting Trust, 65,401 of which Mr. Kelly has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 211,346 (includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 105,673 [includes 81,090 shares of Class A Common Stock and 24,583 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 2.6%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 24,583 [does not include 81,090 shares of Class A Common Stock included in the Voting Trust, 32,700 of which Mr. Kelly has granted irrevocable voting rights to Archon Communications Inc.].
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 105,673 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


- ----------------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

II.  KRAIG T. KITCHIN

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               160,160 [includes 107,660 shares of Common Stock and 52,500 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned 4.5%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 69,948 [does not include 90,212 shares of Common Stock included in the Voting Trust, 28,246 of which Mr. Kitchin has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 160,160 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 80,080 [includes 53,830 shares of Class A Common Stock and 26,250 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 2.0%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 34,974 [does not include 45,106 shares of Class A Common Stock included in the Voting Trust, 14,123 of which Mr. Kitchin has granted irrevocable voting rights to Archon Communications Inc.].
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 80,080 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

III. STEPHEN C. LEHMAN

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               733,420 [includes 670,420 shares of Common Stock and 63,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 20.5%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 63,000 [does not include 670,420 shares of Common Stock included in the Voting Trust, 210,658 of which Mr. Lehman has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 733,420 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 366,710 [includes 335,210 shares of Class A Common Stock and 31,500 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 9.1%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 31,500 [does not include 335,210 shares of Class A Common Stock included in the Voting Trust, 105,329 of which Mr. Lehman has granted irrevocable voting rights to Archon Communications Inc.].
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 366,710 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

IV.  EDWARD A. MANN

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               146,480 [includes 118,480 shares of Common Stock and 28,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 4.1%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 54,742 [does not include 91,738 shares of Common Stock included in the Voting Trust, 28,724 of which Mr. Mann has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 146,480 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 73,240 [includes 59,240 shares of Class A Common Stock and 14,000 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 1.8%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 27,371 [does not include 45,869 shares of Class A Common Stock included in the Voting Trust, 14,362 of which Mr. Mann has granted irrevocable voting rights to Archon Communications Inc.].
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 73,240 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

V.   LOUISE PALANKER

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               300,180 [includes 268,180 shares of Common Stock and 32,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 8.5%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 80,104 [does not include 220,076 shares of Common Stock included in the Voting Trust, 68,908 of which Ms. Palanker has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 300,180 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 150,090 [includes 134,090 shares of Class A Common Stock and 16,000 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 3.7%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 40,052 [does not include 110,038 shares of Class A Common Stock included in the Voting Trust, 34,454 of which Ms. Palanker has granted irrevocable voting rights to Archon Communications Inc.]
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 150,090 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0


- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

VI.  HAROLD S. WROBEL

     A.   COMMON STOCK

          1.   Aggregate number of shares of Common Stock beneficially owned:
               225,567 [includes 108,580 shares of Common Stock and 116,987 shares of Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 6.2%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 171,569 [does not include 53,998 shares of Common Stock included in the Voting Trust, 16,908 of which Mr. Wrobel has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 225,567 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 112,784 [includes 54,290 shares of Class A Common Stock and 58,494 shares of Class A Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 2.8%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 85,785 [does not include 26,999 shares of Class A Common Stock included in the Voting Trust, 8,454 of which Mr. Wrobel has granted irrevocable voting rights to Archon Communications Inc.]
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 112,784 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0



- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

VII. ROBERT W. CRAWFORD

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               58,433 [includes 26,100 shares of Common Stock and 32,333 shares of Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 1.7%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 58,433
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 58,433
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 29,217 [includes 13,050 shares of Class A Common Stock and 16,167 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 0.7%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 29,217
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 29,217
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0



- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

VIII.     REPORTING PERSONS AS A GROUP

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               1,835,586 [includes 1,461,600 shares of Common Stock and 373,986 shares of Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Common Stock beneficially owned: 47.3%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 546,962 [does not include 1,288,624 shares of Common Stock included in the Voting Trust, 418,845 of which the Group has granted irrevocable voting rights to Archon Communications Inc.].
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 1,835,586 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 917,793 [includes 730,800 shares of Class A Common Stock and 186,993 shares of Class A Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof].
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 21.9%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 273,481 [does not include 644,312 shares of Class A Common Stock included in the Voting Trust, 209,422 of which the Group has granted irrevocable voting rights to Archon Communications Inc.]
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 917,793 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0



- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

IX.  ARCHON COMMUNICATIONS INC.

     A.   COMMON STOCK.

          1.   Aggregate number of shares of Common Stock beneficially owned:
               800,000
          2. Percentage of outstanding shares of Common Stock beneficially owned: 22.8%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 300,000 [does not include 500,000 shares of Common Stock included in the Voting Trust and 418,845 additional shares of Common Stock included in the Voting Trust which the Insiders have granted irrevocable voting rights to Archon Communications Inc.]
         *4. Number of shares as to which there is shared power to vote or to direct the vote: 1,788,624 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 800,000 [includes shares of Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0

     B.   CLASS A COMMON STOCK.

          1. Aggregate number of shares of Class A Common Stock beneficially owned: 400,000
          2. Percentage of outstanding shares of Class A Common Stock beneficially owned: 10.0%
          3. Number of shares as to which there is sole power to vote or to direct the vote: 150,000 [does not include 250,000 shares of Class A Common Stock included in the Voting Trust and 209,422 additional shares of Class A Common Stock included in the Voting Trust which the Insiders have granted irrevocable voting rights to Archon Communications Inc.]
        **4. Number of shares as to which there is shared power to vote or to direct the vote: 894,312 [represents shares included in the Voting Trust].
          5. Number of shares as to which there is sole power to dispose or to direct the disposition: 400,000 [includes shares of Class A Common Stock subject to contractual restrictions on disposition as set forth in the Stockholders Agreement].
          6. Number of shares as to which there is shared power to dispose or to direct the disposition: 0



- ----------
(*) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 11,696 additional shares of Common Stock into the Voting Trust.

(**) Pursuant to their obligations under the Voting Trust Agreement, the Reporting Persons intend to deposit an aggregate of 5,848 additional shares of Class A Common Stock into the Voting Trust.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule is hereby amended by adding the following:

     The information set forth above under "Item 4 - Purpose of Transaction" is incorporated by reference in this Item 6.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Schedule is hereby amended by adding the following:

Exhibit No.  Description
- -----------  ------------
   6. Exchange Agreement dated as of January 25, 1996 by and among Premiere Radio Networks, Inc., Stephen C. Lehman, Timothy M. Kelly, Edward A. Mann and Kraig T. Kitchin.

                                    SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   ____________________________________________
                                   (Signature)
                                   STEPHEN C. LEHMAN, PRESIDENT AND CHIEF
                                   EXECUTIVE OFFICER
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   LOUISE PALANKER, VICE PRESIDENT/CREATIVE
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   TIMOTHY M. KELLY, EXECUTIVE VICE
                                   PRESIDENT/PROGRAMMING
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   EDWARD A. MANN, SENIOR VICE PRESIDENT/
                                   AFFILIATE RELATIONS
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   KRAIG T. KITCHIN, EXECUTIVE VICE
                                   PRESIDENT/SALES
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   HAROLD S. WROBEL, SENIOR VICE PRESIDENT
                                   /BUSINESS & LEGAL AFFAIRS
                                   (Name/Title)


                                   ____________________________________________
                                   (Signature)
                                   ROBERT W. CRAWFORD, DIRECTOR
May 8, 1996                       (Name/Title)